Riverwood Holding, Inc.
3350 Riverwood Parkway
Suite 1400
Atlanta, Georgia 30339

March 27, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Riverwood Holding, Inc.’s Registration Statement on Form S-1
(Registration No. 333-87576) – Application for Withdrawal

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Riverwood Holding, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-87576) (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because it does not intend to pursue an initial public offering at this time. No securities were sold or will be sold under the Registration Statement.

     If you have any questions with respect to this letter, please contact the undersigned at (770) 644-3255.

Sincerely, RIVERWOOD HOLDING, INC. By: /s/ Daniel J. Blount Name: Daniel J. Blount Title: Senior Vice President and Chief Financial Officer